UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15047443

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Analysis Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 3900
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph G. Chopp (312) 258-7102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

175 W. Jackson Blvd, 20th Floor	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph G. Chopp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Analysis Securities Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANGELA E SOLIZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/14/18

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Analysis Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by First Analysis Securities Corporation (the Company) and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries posted to the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which detail investment losses and the fees paid to other SIPC members, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, and in the related schedules and working papers, which detail the investment losses and fees paid to other SIPC members, supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*********1085*******************ALL FOR AADC 606
027350 FINRA DEC
FIRST ANALYSIS SECURITIES CORPORATION
1 S WACKER DR STE 3900
CHICAGO IL 60606-4635

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph Chopp 312-258-1400

2. A. General Assessment (item 2e from page 2) $ 24,098

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,562)

7/28/14
Date Paid

C. Less prior overpayment applied (2,961)

D. Assessment balance due or (overpayment) 16,575

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 16,575

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 16,575

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Analysis Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of February, 20 15.

Vice President / C.F.O
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,765,391
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	339,235
Total additions	339,235
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	465,510
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	
Total deductions	465,510
2d. SIPC Net Operating Revenues	$ 9,639,116
2e. General Assessment @ .0025	$ 24,098
	(to page 1, line 2.A.)

Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

First Analysis Securities Corporation

December 31, 2014

This report is deemed public in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents

Grant Thornton

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Analysis Securities Corporation

We have audited the accompanying statement of financial condition of First Analysis Securities Corporation (an Illinois Corporation) (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of First Analysis Securities Corporation as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 27, 2015

STATEMENT OF FINANCIAL CONDITION

First Analysis Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS	$ 16,400,998
ACCOUNTS RECEIVABLE	148,435
RECEIVABLES FROM CLEARING BROKER	416,916
INVESTMENT SECURITIES	221,046
DEFERRED TAX ASSET	-
TOTAL ASSETS	$ 17,187,395

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 2,550,364
Payable to affiliate	203,307
Deferred revenue	78,850
Total liabilities	2,832,521
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	14,932,489
Accumulated deficit	(578,615)
Total stockholder's equity	14,354,874
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,187,395

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

First Analysis Securities Corporation (the Corporation) is a wholly owned subsidiary of First Analysis Corporation (the Parent). The Corporation is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Corporation acts as an introducing broker in executing customer transactions and is an investment banker engaging in underwritings and private placements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Investment Securities

Investment securities are carried at fair value as determined by the Corporation. A security listed on a recognized securities exchange or traded over the counter is valued at its last sales price or, if no sale occurred on such date, at the bid price. At December 31, 2014, investment securities consisted of shares of the RA Medical Systems, Inc., and warrants of Streamline Health Solutions, Inc. The cost basis of these securities totaled $527,509.

Fair Value Measurements

The Corporation defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date. The fair value is determined by the Corporation as follows:

- A security that is listed on a recognized securities exchange or traded pursuant to the National Association of Securities Dealers Automatic Quotation system will be valued at its most recent sale price or, if no sale occurred on such date, at the most recent bid price.

- A security that is otherwise traded over the counter will be valued at the most recent bid price discounted to reflect any restrictions on transfer.

- All other investments will be valued by the Corporation in the absence of readily ascertainable market values. In determining the valuation of such securities, the Corporation considers the internal and external variables, including the current holding period of the investment, transactional events, market events, economic conditions and the industry environment.

The Corporation classifies its investments into Level 1, which refers to securities traded in an active market; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities that have a contractual restriction; and Level 3, which refers to securities not traded in an active market and for which no significant observable market inputs are available. At December 31, 2014, the Corporation's assets were classified as follows, based on fair values:

	Level 1	Level 2	Level 3	Total
Money market funds (1)	$13,112,347	$ -	$ -	$13,112,347
Domestic equity securities	-	210,983	10,063	221,046

(1) Included in cash and cash equivalents on the accompanying statement of financial condition.

Income Taxes

Income taxes are provided at the statutory rate based on income reported in the financial statements.

The Corporation is a member of a controlled group for income tax purposes and files as part of a consolidated federal income tax return with the Parent. The Corporation reports income taxes based on the separate company methodology.

The Corporation's provision for income taxes is calculated using the asset and liability method. The measurement of deferred tax assets and liabilities is based on enacted tax rates that will be in effect when the deferred items are expected to be realized. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. As of December 31, 2014, the open tax years are 2011 through 2014. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Corporation did not have any material amounts accrued for interest and penalties at December 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks, money market funds, and money market accounts.

The Corporation is exposed to concentrations of credit risk. The Corporation maintains cash and cash equivalents at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Corporation may maintain balances in excess of FDIC limits. In addition, the Corporation holds money market funds and money market accounts with a financial institution where the Corporation is exposed to credit risks associated with the performance of the counterparty. The Corporation monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

NOTE C - RELATED-PARTY TRANSACTIONS

Through March 2014, the Corporation paid the Parent 85% of its pretax profits, or received reimbursement from the Parent for 85% of its pretax losses, for utilities and compensation of the research and administrative staff. These payments or reimbursements were calculated by excluding realized and unrealized gains and losses on securities held for the Corporation's own account. In addition, 5% of any pretax profits was payable as a dividend to the Parent.

Subsequent to March 2014, the Corporation revised the Intercompany Expense Agreement with the Parent. The revised agreement no longer provides for an allocation based upon pre-tax profits or losses.

The Corporation pays the Parent for rent on a pro rata basis of the Parent's total rent payments. As the underlying lease has a rent holiday and escalation clauses, the Corporation records rent expense on a straight-line basis. The difference between the rent expense recorded and the actual payments to the Parent is recorded as a liability. At December 31, 2014, the accrued rent liability of $72,989 is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

At December 31, 2014, the Corporation had a payable to the Parent in the amount of $203,307.

The Parent has a stock option plan. Various employees of the Corporation have stock options under such plan. The vested balance of these awards is $777,344 as of December 31, 2014, and is included within accounts payable and accrued expenses on the accompanying statement of financial condition.

NOTE D - COMMITMENTS

The Corporation is an introducing broker and clears all transactions for customers on a fully disclosed basis with another broker-dealer. In connection with this arrangement, the Corporation has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The Corporation's clearing broker clears its over-the-counter market-making activities. As such, the clearing broker has a required deposit of $250,000 for the Corporation's customer activity, which can be in cash or securities. This deposit is included in receivables from clearing broker on the accompanying statement of financial condition. The Corporation cannot determine the maximum exposure under the guarantee as the amount is contingent on the number of transactions and, accordingly, has not recorded a liability.

NOTE E - NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2014, the Corporation had net capital and net capital requirements of $13,856,439 and $188,835, respectively. The Rule may effectively restrict the payment of cash dividends. The ratio of aggregate indebtedness to total net capital was 0.20 to 1 at December 31, 2014.

NOTE F - CONTINGENCIES

As a result of its underwriting activities, the Corporation is, from time to time, named as a defendant in legal actions relating to security offerings. As part of the standard underwriting agreements, the Corporation is always indemnified by the issuing companies against such actions. While the outcome of such matters cannot be predicted with certainty, management, after consultation with legal counsel, is of the opinion that the ultimate liability, if any, will not have a material effect on the financial position, results of operations or net cash flows of the Corporation.

NOTE G - INCOME TAXES

Deferred income taxes relate primarily to the difference between the tax basis and carrying value of accrued expenses and investments.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. A valuation allowance has been recorded as of December 31, 2014, as follows:

Total deferred income tax asset	$713,163
Less: valuation allowance	(713,163)
Net deferred income tax asset	$ -

NOTE H - SUBSEQUENT EVENTS

The Corporation's management has determined that no other material events or transactions occurred subsequent to December 31, 2014 and through February 27, 2015, the date the Corporation's financial statements were available for issuance that would require adjustments and/or additional disclosures in the Corporation's financial statements.